EXHIBIT 2

Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2005 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and related notes contained in the report.  The date of this management’s discussion and analysis is March 10, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) , and related notes.

	Years Ended December 31,(audited)
	2005	2004	2003
Total r ~~R~~ evenues	$40,434	$168,823	$86,245
General and administrative expenses	$1,328,008	$1,381,717	$1,253,591
Mineral property costs	1,114,827	1,387,730	841,557
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,328,008) (0.04)	(1,381,717) (0.05)	(1,253,591) (0.07)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(1,368,370) (0.04)	(2,018,689) (0.08)	(1,177,923) (0.06)
Totals a ~~A~~ ssets	9,431,704	10,442,657	10,559,236
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30	Mar 31
	2005	2005	2005	2005	2004	2004	2004	2004
Total revenues	$25,065	$6,865	$4,933	$3,571	$80,254	$18,308	$47,134	$23,127
Net loss – before tax	373,741	398,061	290,184	306,384	1,179,021	370,535	205,235	263,898
Net loss per share	0.01	0.01	0.01	0.01	0.04	0.01	0.01	0.01
Total assets	9,431,704	9,652,159	9,792,836	10,072,692	10,442,657	10,287,302	10,616,402	10,432,056

Results of operations

The year ended December 31, 2005 resulted in a net loss of $1,368,370 which compares with a loss of $1,652,721 for the same period in 2004. The loss for 2004 had been reduced by $365,968 which is the tax benefit associated with the renunciation of flow-through shares. Even though the full amount of $365,968 has been recorded as a future income tax recovery, the Company may not realize this benefit unless the Company is successful at bringing projects into commercial production.  General and administrative expenses for the year ended December 31, 2005 were $1,328,008, a decrease of $53,709 over the same period in 2004. Consulting fees of $304,998 were recorded as compared to $173,124 during the previous year.   The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  In  years prior to 2003 , stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $214,799 for the period ended December 31, 2005 compared to $358,150 for the previous year. All other general and administrative costs were relatively the same when compared to the previous year.  No capital gains were realized on the sale of investments in 2005 as compared to $30,570 over the same period in 2004.   Miscellaneous   income of $958 was earned as compared to $73,003 the previous year when the Company was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $39,476 was also earned in 2005 as compared to $65,250 in the previous year as the Company had fewer funds on deposit.

During the year ended December 31, 2005, the Company incurred mineral property deferred exploration costs of $1,114,827.  Of the deferred exploration costs, $23,389 relates to the minimum holding costs and $49,948 was incurred to update the engineering report for the Almaden project in Idaho. $90,963 was incurred on a trenching program on the Golden Summit project in Alaska and $24,633 was spent on the Rob project in Alaska. Mineral property acquisition costs of $173,513 were also incurred which included $24,755 for the Almaden Idaho project, $21,175 for the Rob Alaska project and $82,583 for the Golden Summit Alaska project. The Company also received $30,000 from Pacific North West Capital Corp. as part of the Union Bay joint venture agreement. During the year, the Company terminated the Liberty Bell Alaska property agreement and the associated costs of $35,730 were written off. Two new Canadian properties were acquired during the previous year. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $45,000 and issuing 50,000 shares with a deemed value of $15,000. $669,224 in exploration expenditures was spent on the Grew Creek project during the year with $152,873 being received as a mineral tax credit from the Yukon government.  The Company also spent $210,482 in deferred exploration expenses and issued 100,000 shares at a value of $35,000 on the Duke project in  B.C.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $176,242 for the period ended December 31, 2005, a decrease of $28,062 over the same period in 2004.

Liquidity and capital resources

At December 31, 2005, the Company’s working capital, defined as current assets less current liabilities, was $689,794 compared with $1,723,301 at December 31, 2004.  During 2005, 1,495,385 shares were issued for gross proceeds of $246,215.

The Company has a portfolio of investments with a book value of $197,153 and a market value of $263,052 as at December 31, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company had ~~s~~ 31,562,590 issued and outstanding shares at December 31, 2005.

Contractual commitments

 The Company does not have any contractual commitments.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Change in accounting policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U. S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at December 31, 2005, there were 31,562,590 outstanding common shares compared to 29,992,205 outstanding shares at December 31, 2004.  The increase reflects the issuance of 50,000 performance shares, 1,445,385 shares   for cash, and 75,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7e to the consolidated financial statements to December 31, 2005.

Related party transactions

A total of $106,818 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the years ended December 31, 2005. An amount of $40,015 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the year ended December 31, 2005.  A total of $33,428 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the year ended December 31, 2005.   A total of $28,556 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the year ended December 31,

2005.  Consulting fees of $30,000 were paid to Colin Bird, the President of the Company up until June, 2005 ..  A total of $61,658 was paid to a company controlled by Kristina Walcott. 50,000 performance shares were issued and 350,000 performance shares, vesting semi-annually over a three and a half year period, were allotted to Kristina Walcott, an Officer of the Company.  A total of $25,000 was paid and 1,000,000 performance shares, vesting quarterly over a three-year period, were allotted to Steve Manz, the President of the Company effective October 18, 2005.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

Freegold currently has one joint venture in which another company is earning an interest in Freegold’s Union Bay Alaska project by carrying all costs and making exploration expenditures.  The Company ended December 31, 2005 with a ~~strong~~  cash position that will enable it to continue its own exploration effects in the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.